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OPTIONSXPRESS HOLDINGS, INC.

December 10, 2004

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	William Friar Gregory Dundas
      Re:
      optionsXpress Holdings, Inc.:
      Response to Staff Comments on Registration Statement on Form S-1
      (file No. 333-119967, the "Registration Statement")
      Filed October 26, 2004

Gentlemen:

        On behalf of optionsXpress Holdings, Inc. (the "Company") and in response to the letter (the "Comment Letter") dated November 24, 2004 from the staff (the "Staff") of the Securities and Exchange Commission to David S. Kalt, the Company's Chief Executive Officer, enclosed is Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"). The Amended Registration Statement reflects changes made in response to the Comment Letter as well as other changes.

        The numbered paragraphs below set forth the Staff's comments together with the Company's responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company's responses are references to the page numbers in the Amended Registration Statement.

General

1.
We note that your registration statement was filed with incomplete information and many blanks. Please fill in all blanks as soon as possible. When you do, we may have extensive additional comments and we may comment upon new areas. In addition, our review may take some time to complete. In future filings, we would urge that counsel discourage its clients from filing prematurely.

  The Staff's comment has been noted. The Company notes for the Staff's benefit that the blanks in the initial Registration Statement were a result of the Company's decision to defer settling on a price range and stock split at the time of the initial filing. Many of those blanks have been filled in in connection with the filing of the Amended Registration Statement and the Company's provisional selection of a stock split. The Company has not yet selected a price range and may adjust the stock split as the offering nears. Finally, please note that the Company intentionally included pre-split ownership data in the ownership and executive compensation sections of the initial Registration Statement to facilitate the Staff's review. These data have been adjusted in the Amended Registration Statement to reflect the anticipated stock split.

2.
Please revise throughout to avoid promotional-type language. For example, what is meant by "the leading... platform." We note as examples only the following terms:

  "unique customer experience," "award winning," "state-of-the-art," "innovative," "rich array," "powerful," and "unique." Also consider deleting the compound growth numbers. While they may be mathematically correct, the base number may be low. For example, you use growth of 22.2% compound growth for listed equity options contracts. If the calculation were to use compound annual growth rate since 2000, the growth would be about 11%.

  The Company has revised its disclosure throughout the Amended Registration Statement in response to the Staff's comment regarding promotional-type language. Regarding the Company's compound annual growth rate, the Company believes that because it has presented the data for each year in the periods presented, investors may draw their own conclusions regarding the representative nature of the calculation.

3.
Also, please revise to delete an business jargon. As examples only, we note such terms as "high touch," "scalable," "leveraging," "missionary," "turnkey," and "functionality."

  The Company has revised its disclosure throughout the Amended Registration Statement in response to the Staff's comment.

Prospectus Cover Page

4.
Please revise to clarify the nature of the shares being offered by the selling shareholders. Are they fully underwritten along with the company's shares, or are they limited to the underwriters over-allotment option?

  The Company has revised its disclosure on the cover page in response to the Staff's comment.

5.
In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally. Do not include such graphics and pictures in any preliminary prospectus delivered to prospective investors before we review these items. We may have comments on this disclosure.

  The Company has included its artwork in the Amended Registration Statement.

Prospectus Summary—page 1

6.
All references to the narrator, or otherwise, should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the parties involved, and their respective role, without the need of a legend such as that in the final sentence of the introductory paragraph. Please delete.

  The Company has revised its disclosure throughout the Amended Registration Statement in response to the Staff's comment. The Company has also deleted the legend in the introductory paragraph on page 1.

7.
We note that the Summary reproduces word-for-word the first four pages of the Business section. The summary should not include a lengthy description of the company's strengths and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. Refer to Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

  The Company has revised the Summary in response to the Staff's comment.

8.
To the extent that you discuss your competitive strengths or business strategy in your summary, you should balance this disclosure with a discussion of the shortcomings or risks of implementing that strategy. Please revise.

  The Company has revised its disclosure on page 4 in response to the Staff's comment.

9.
Consider revising the language in the first sentence, "We are the...platform," since the company is not equivalent to its product.

  The Company has revised its disclosure on pages 1, 28 and 38 in response to the Staff's comment.

Market Opportunity—page 2

10.
Please provide us with the basis for the statement that the retail online options industry is poised for continued, rapid growth.

  The Company has provided the Staff with support for this statement in a supplemental response letter dated December 10, 2004.

11.
Please provide a basis for the statement that there is "a growing understanding among investors that options can be used not just for speculation..." We note the same statement on page 40.

  The Company has revised its disclosure on pages 2 and 39 in response to the Staff's comment.

Our Growth Strategy—page 4

12.
Please provide a basis for or delete the statement on page 5 that brokersXpress is "...appealing to such professionals."

  The Company has revised its disclosure on pages 4 and 42 in response to the Staff's comment.

Risk Factors—page 9

Our business depends on the continued reliability...—page 14

13.
It appears that this risk factor is very similar to the preceding risk factor at the bottom of page 13. "Systems failures and delays..." Please consider combining the two risk factors.

  The Company has revised its disclosure on pages 12 and 13 in response to the Staff's comment.

The loss or any of our executive officers...—page 16

14.
This risk factor is worded so generically that it could apply to almost any company. Please revise to clarify how the risk applies to optionsXpress. For example who are the "key employees"?

  The Company has deleted this risk factor in response to the Staff's comment.

Recently enacted and proposed changes...—page 18

15.
It is not clear to us why the Sarbanes-Oxley Act of 2002 is a risk factor to you, particularly since you were not a public company prior to it coming into effect. Please consider deleting.

  The Company has deleted this risk factor in response to the Staff's comment.

Forward-Looking Statements—page 21

16.
In the last paragraph state in clear English that the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 do not apply to this offering.

  The Company has revised its disclosure on page 21 in response to the Staff's comment.

Use of Proceeds—page 23

17.
Please disclose the amount of proceeds if the over-allotment option is exercised in full.

  If the underwriters purchase any shares pursuant to the over-allotment option, such shares shall be purchased from the selling stockholders only. The Company has revised its disclosure on the cover page and pages 5, 77 and 78 accordingly. The amount of proceeds that the Company will receive from the offering, therefore, will not change if the underwriters exercise the over-allotment option.

18.
State the principal purposes for which you currently expect to use the proceeds of this offering. If you have no current specific plans for the proceeds, or a significant portion of them, clearly state this, and discuss the principal reasons for conducting the offering at this time.

  The Company has revised its disclosure on page 22 in response to the Staff's comment.

Management's Discussion and Analysis

Sources of Revenue—page 29

19.
Please revise to describe terms of the agreements through which you receive payment for order flow from exchanges and liquidity providers, including a description of the form of payment.

  The Company has revised its disclosure on pages 10 and 28 in response to the Staff's comment.

Results of Operations—pages 30 - 34

20.
We note your disclosure on page 5 that your brokersXpress subsidiary allows you to offer services to independent registered representatives and registered investment advisors. Please quantify the amount of revenues generated from these professionals for each period presented. Describe any differences in how services are provided to professionals compared to self-directed investors and any differences in the relative profitability of servicing this different class of customers.

  The Company has revised its disclosure on page 28 in response to the Staff's comment. Also, please note that due to the early stage of the Company's brokersXpress operation, revenues generated from that platform are not significant at this point in time. The Company's methods of providing service under that platform are virtually identical to those related to its retail platform. While it is too soon to tell, the Company expects the profitability of its brokersXpress platform to be similar, but not necessarily identical, to its retail platform.

21.
We note your disclosure on page 5 that you aim to expand the distribution of your platform to institutional investors. Please revise to describe the extent to which you have begun providing services to institutional investors.

  The Company has revised its disclosure on pages 4, 28 and 42 in response to the Staff's comment.

22.
We note your disclosure on page 53 that a decrease in the number of publishers as a result of regulatory changes could decrease the number of orders you receive from customers who use Xecute, which could adversely affect your business. Please revise to describe the nature of your relationship or any contractual agreements with these third-party advisory service providers. Describe any uncertainties regarding the continuation of the revenue stream from customers using Xecute and quantify the amount of revenues or relative contribution from these customers. Refer to Item 303(a)(iii) of Regulation S-K.

  The Company has revised its disclosure on pages 51 and 52 in response to the Staff's comment regarding the nature of the Company's relationship with third-party publishers. Also, please note that because the causal link between the Company's Xecute feature and the trading activity of the Company's customers is unproven, the Company cannot with the required degree of confidence quantify the relative contributions of these publishers' recommendations or its Xecute feature to its revenue base.

23.
Please revise to quantify the amount of costs for the development and enhancement of software that was expensed as incurred during each period presented.

  The Company has revised its disclosure on pages 31-33 in response to the Staff's comment.

Critical Accounting Policies—page 37

24.
Critical accounting policies are those that require management to make assumptions or estimates about matters that are highly uncertain or susceptible to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Item V of Interpretive Release 33-8350 and disclose the following with regards to your critical accounting policies:

  •
  The types of assumptions that underlie the most significant and subjective estimates;

  •
  Why the accounting estimates or assumptions bear the risk of change;

  •
  The sensitivity of those estimates to change; and

  •
  How accurate the estimates and assumptions have been in the past.

  In response to the Staff's comment and in accordance with Interpretive Release 33-8350, the Company has revised its disclosure on pages 36 and 37 to focus on the two critical accounting policies that it deems to be most significant and that involve subjective assumptions and estimates: software capitalization and stock-based compensation.

Business—page 39

25.
Please provide a clearer history of the company, including when and for what purpose optionsXpress Holdings was created.

  The Company has revised its disclosure on page 38 in response to the Staff's comment.

26.
Please provide citations to the sources you rely on for the two charts on page 40. Provide us with copies of the original reports.

  The Company has revised its disclosure on pages 2 and 39 in response to the Staff's comment. Also, the Company has provided the original reports to the Staff in a supplemental response letter dated December 10, 2004.

BrokersXpress—page 46

27.
Please clarify how brokersXpress accomplishes the activities mentioned in the first sentence of this section.

  The Company has revised its disclosure on page 45 in response to the Staff's comment.

Broker-Dealer Operations—page 46

28.
Please explain technical industry terms such as "trade-throughs."

  The Company has revised its disclosure throughout the Amended Registration Statement in response to the Staff's comment.

Regulation—page 52

Advisory Services—page 53

29.
Please disclose the percentage of revenues that derives from auto-trading. Consider including a risk factor discussing the risk described here.

  Please see the Company's response to Staff comment 22. Also, please note that while the Company believes the cautionary language included on pages 51 and 52 to be appropriate, it does not believe the nature of the risk involved warrants a specific risk factor, and thus it has not included one in the Amended Registration Statement.

Management—page 54

Directors and Executive Officers—page 54

30.
Please disclose or supplementally provide the staff the basis for describing G-Bar Limited Partnership as "one of the nation's largest..." and Mr. Gray as "a leading specialist..."

  The Company has revised its disclosure on page 53 in response to the Staff's comment.

Composition of the Board of Directors after the Offering—page 55

31.
In the last paragraph, identify the independent directors.

  The Company has revised its disclosure on page 54 in response to the Staff's comment.

Executive Compensation—page 57

32.
It is not clear to us why this and other tables do not give effect to the stock split. Please advise.

  The Company has revised its disclosure throughout the Amended Registration Statement to give effect to the anticipated stock split in response to the Staff's comment.

Shares Eligible for Future Sale—page 72

33.
In the first paragraph, revise the sentence that starts, "Of these shares,..." to write it in plain English.

  The Company has revised its disclosure on page 71 in response to the Staff's comment.

Certain United States Tax Consequences...—page 74

34.
Balance this section with a section that discusses the material tax consequences to U.S. holders.

  The Company has revised its disclosure on pages 73-76 in response to the Staff's comment.

35.
Please revise the heading of this section to read, "Material United States Tax Consequences..."

  The Company has revised its disclosure on page 73 in response to the Staff's comment.

Underwriting—page 87

36.
We note that a number of shares have been reserved for sale to designated persons (employees, directors, etc.) in a directed share offering. Please provide us with any materials you will use in connection with this offering and advise us supplementally:

•
of the mechanics of how and when these shares will be offered and sold to investors;

•
how you will determine who the prospective recipients are and the number of shares per recipient;

•
how you will ensure the targeted recipient becomes the beneficial owner of the shares;

•
how and when you notified or will notify the prospective recipients, including the type of communications you used or will use;

•
what procedures recipients must follow in order to buy in the program, including how and when you win receive funds from the recipients;

  •
  how the above procedures differ from the procedures you will follow in the general public offering; and

  •
  whether you have begun circulating your preliminary prospectus or when you plan to if you have not already.

  At the request of the Company the underwriters will reserve shares of Common Stock (the "Stock") for sale to certain employees and friends of the Company ("Invitees") through a Reserved Share Program (the "Program") to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The class of persons for whom shares of Stock will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee. Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

  Print and Mail Method—Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the "CEO Letter"), an Indication of Interest Form ("IOI"), and a booklet entitled "How to Respond to the Reserved Share Program" (the "Booklet"). The package of materials includes a copy of the preliminary prospectus, and a phone number which the Invitee may call if he or she has any questions concerning the Program.

  In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the legend set forth in Rule 134.

  The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee's personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and adduces certain personal information necessary for the administration of the Program.

  In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

  If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to their participation in the Program under Conduct Rule 2790, the Invitee's personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

  Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares which will be made available to the Invitees. This allocation is made in the sole discretion of the Company.

  Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by the Company). The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Stock, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed their indication of interest after the pricing of the offering. Invitees are not subject to a lock-up as a condition of their participation in the Program.

  Print Suppression (E-mail) Method—Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

  The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the "prospectus" button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the Rule 134 legend, and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method. Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

  A copy of the latest draft of the Program materials is provided supplementally for your review, along with draft screen shots of the Log In Page and the Deal Sketch page. Please note that the information used on the draft Deal Sketch page is for illustration only and is subject to change.

Financial Statements

Consolidated Financial Statements of optionsXpress—page F-l

37.
Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

  The consolidated financial statements in the Amended Registration Statement have been updated to include audited financial statements for the nine-month periods ending September 30, 2003 and 2004 in accordance with Rule 3-12 of Regulation S-X.

38.
Please include a signed report and currently dated consent from your independent public accountants prior to the effective date of the registration statement.

  The Company expects to provide a signed and currently-dated consent from its independent registered public accounting firm reflecting the final stock split at the effective date of the Registration Statement.

39.
In your next amendment, please revise your annual and interim financial statements and footnotes to provide all disclosures required by GAAP, including earnings per share, capitalization, and stock-based compensation disclosures.

  The annual and interim financial statements and footnotes thereto in the Amended Registration Statement have been revised to include all shares-based disclosures (reflecting the anticipated stock split) required by U.S. GAAP, including earnings per share, capitalization and stock-based compensation disclosures.

Note 5—Commitments, Contingencies, and Guarantees—page F-11

40.
We note your disclosure on page 37 of purchase obligations as of June 30, 2004. Please revise to describe and quantify any purchase obligations as of December 31, 2003 and describe how you account for the obligations. If the purchase obligations relate to agreements entered into subsequent to the year-end, please include these disclosures in your interim financial statement footnotes. Refer to paragraphs 7 - 10 of SFAS 47.

  The Company has revised its disclosure on page 36 in response to the Staff's comment.

41.
We note your disclosure on page 12 that you may be exposed to credit risk and off balance sheet risk by extending leverage and margin credit to your customers because you indemnify your clearing firms from certain liabilities or claims. Please revise to describe the nature of these off-balance sheet risks and quantify your exposure as of year-end.

  The Company has revised "Note 5—Commitments, Contingencies and Guarantees" in the Amended Registration Statement to quantify the amount of credit risk to which it is exposed as a result of credit extended to its customers. Please note that while the Company is also exposed to risk from the leverage it extends to its customers and short sale transactions by its customers, such risk is unlimited and not quantifiable since it is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. The Company has revised both Note 5 and the risk factor on pages 11 and 12 accordingly.

Note 10—Equity Incentive Plan- pages F-14 & F-15

42.
Please revise to describe your basis for using 3% for each period presented as the assumed risk-free interest rate when estimating the fair value of options. In addition, describe the underlying reasons for the significant decrease in your estimate of expected volatility in 2003. Refer to paragraph 19 of SFAS 123.

  The Company has revised the estimate of the fair value of its employee stock options on page F-16 in response to the Staff's comment by assuming a risk-free interest rate equal to the interest rate then available on zero-coupon U.S. government issues with a remaining term equal to the expected life of the options, in accordance with paragraph 19 of SFAS 123. The Company has also revised its disclosure on page F-16 in response to the Staff's comment regarding the underlying reasons for the decrease in expected volatility in 2003.

Part II

Item 15. Recent Sales of Unregistered Securities

43.
When you complete the table, be sure to list each transaction separately, with a complete discussion of the factual information that applies specifically to the exemption that you claim in each case. For those transactions made under Section 4(2), disclose whether each purchaser was sophisticated or accredited and, if the former, disclose the nature of access to corporate information afforded to each purchaser.

  The Company has revised its disclosure on pages II-2 and II-3 in response to the Staff's comment.

* * * *

        The Company hopes that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (312) 630-3300 or Gerald T. Nowak of Kirkland & Ellis LLP at (312) 861-2075.

Sincerely,
/s/ David A. Fisher David A. Fisher Chief Financial Officer
cc:
David S. Kalt
Gerald T. Nowak

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OPTIONSXPRESS HOLDINGS, INC.